FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2007
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Report of Executives and Principal Shareholders shares owned (Ki Yong Cho)
2.	Report of Executives and Principal Shareholders shares owned (Kil Saup Song)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: March 29, 2007	By:	/s/ Won Seon Kim
Name: WON SEON KIM
Title: Chief Financial Officer

Item 1

Report of Executives and Principal Shareholders shares owned

1. Company Information
Name	Webzen Inc.	Company Code	069080
Corporation Division	KOSDAQ	CEO	Nam Ju Kim
Company Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Total # of Issued Shares	Common Shares	Preferred Shares	Total
	12,972,000	-	12,972,000

2. Reporter’s Information
Section	Change
Name	Korean	Ki Yong Cho	Chinese	曺 基 榕
	Personal Identification Number		740913
Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Relationship with the Company	Position	Vice President, Chief Creative Officer
	Nominated Date	03/18/2005	Resignation Date	-
	Principal Shareholder	No
Contact Person	Telephone Number	+82-2-3498-6818
	Department	Investor Relations
	Name	Sung Ho Lee

3. Shareholder position
A. Change Summary
Report Date		Owned shares
		Section	Number Of Shares	Percentage (%)
Prior Submission Date	04/29/2005	Common Shares	798,879	6.16
		Preferred Shares	-	-
		Total	798,879	6.16
Submission Date	02/13/2007	Common Shares	738,933	5.70
		Preferred Shares	-	-
		Total	738,933	5.70
Fluctuation		Common Shares	-59,946	-0.46
		Preferred Shares	-	--
		Total	-59,946	-0.46

B. Trading details
Report Reason	Change Date	Type of Stock	Owned number of shares			Purchase/Disposal Price (KRW)	Remark
			Prior	Change	Post
Sell in the market (-)	03/22/2007	Common Shares	798,879	-49,946	748,933	12,409	-
Sell in the market (-)	03/26/2007	Common Shares	748,933	-10,000	738,933	13,015	-
Total			798,879	-59,946	738,933	-	-

Item 2

Report of Executives and Principal Shareholders shares owned

1. Company Information
Name	Webzen Inc.	Company Code	069080
Corporation Division	KOSDAQ	CEO	Nam Ju Kim
Company Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Total # of Issued Shares	Common Shares	Preferred Shares	Total
	12,972,000	-	12,972,000

2. Reporter’s Information
Section	Change
Name	Korean	Kil Saup Song	Chinese	宋佶 燮
	Personal Identification Number		760214
Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Relationship with the Company	Position	Chief Technology Officer
	Nominated Date	03/28/2006	Resignation Date	-
	Principal Shareholder	No
Contact Person	Telephone Number	+82-2-3498-6818
	Department	Investor Relations
	Name	Sung Ho Lee

3. Shareholder position
A. Change Summary
Report Date		Owned shares
		Section	Number Of Shares	Percentage (%)
Prior Submission Date	04/29/2005	Common Shares	722,829	5.57
		Preferred Shares	-	-
		Total	722,829	5.57
Submission Date	02/13/2007	Common Shares	622,491	4.80
		Preferred Shares	-	-
		Total	622,491	4.80
Fluctuation		Common Shares	-100,338	-0.77
		Preferred Shares	-	-
		Total	-100,338	-0.77

B. Trading details
Report Reason	Change Date	Type of Stock	Owned number of shares			Purchase/Disposal Price (KRW)	Remark
			Prior	Change	Post
Sell in the market (-)	03/06/2007	Common Shares	722,829	-1,065	721,764	12,000	-
Sell in the market (-)	03/13/2007	Common Shares	721,764	-57	721,707	11,961	-
Sell in the market (-)	03/14/2007	Common Shares	721,707	-1,695	720,012	11,861	-
Sell in the market (-)	03/19/2007	Common Shares	720,012	-24,751	695,261	12,408	-
Sell in the market (-)	03/20/2007	Common Shares	695,261	-5,523	689,738	12,065	-
Sell in the market (-)	03/21/2007	Common Shares	689,738	-26,500	663,238	12,518	-
Sell in the market (-)	03/22/2007	Common Shares	663,238	-32,247	630,991	12,958	-
Sell in the market (-)	03/23/2007	Common Shares	630,991	-4,500	626,491	13,007	-
Sell in the market (-)	03/26/2007	Common Shares	626,491	-4,000	622,491	13,169	-
Total			722,829	-100,338	622,491	-	-